# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Future Vision II Acquisition Corp., CIK 0002010653
CUSIP: G37068106
Title of class of securities: Ordinary Shares, par value US $0.0001
Address of issuer's principal executive offices: Xiandai Tongxin Building,, 201 Xin Jinqiao Road, Rm 302,, Pudong New District, Shanghai, China (F4), 00000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-25-006717
Filed by CIK 0001282327

## Reporting persons
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 195,000; sole dispositive power 0; shared dispositive power 195,000; aggregate amount beneficially owned 195,000 (2.6% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 195,000; sole dispositive power 0; shared dispositive power 195,000; aggregate amount beneficially owned 195,000 (2.6% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Future Vision II Acquisition Corp.
Address of issuer's principal executive offices:
Xiandai Tongxin Building,, 201 Xin Jinqiao Road, Rm 302,
Pudong New District, Shanghai, China 00000

## Item 2. Person Filing
Name of person filing:
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Antonio Ruiz-Gimenez - 195,000*
Kerry Propper - 195,000*

*The Ordinary Shares (the "Shares") of Future Vision II Acquisition Corp. (the "Issuer") reported herein are held by (1) one or more private funds managed by ATW SPAC Management LLC ("ATW SPAC"), which has been delegated exclusive authority to vote and/or direct the disposition of certain Shares and (2) a private fund, SZOP Multistrat LP, managed by SZOP Multistrat Management LLC ("SZOP"). SZOP and ATW SPAC are registered investment advisers whose managing members are Kerry Propper and Antonio Ruiz-Gimenez (the "Control Persons").

The percentages reported herein are based upon the 7,544,000 Shares issued and outstanding as of December 31, 2025 as disclosed in the Issuer's Form 10-K filed with the SEC on March 6, 2026.

By virtue of the relationships, the Control Persons may be deemed to have shared voting and dispositive power with respect to the Shares. This report shall not be deemed an admission that the Control Persons or any other person is the beneficial owner of the Shares reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Control Persons disclaims beneficial ownership of the Shares reported herein except to the extent of each of their pecuniary interest, if any, therein.
Percent of class:
Antonio Ruiz-Gimenez - 2.6%*
Kerry Propper - 2.6%*
Sole power to vote or to direct the vote:
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
Antonio Ruiz-Gimenez - 195,000*
Kerry Propper - 195,000*
Sole power to dispose or to direct the disposition:
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
Antonio Ruiz-Gimenez - 195,000*
Kerry Propper - 195,000*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Kerry Propper: /s/ Kerry Propper, Individually (05/15/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (05/15/2026)